

December 8, 2025

Ely Hirahoka
Chief Financial Officer
Cementos Pacasmayo S.A.A.
Calle La Colonia 150
Urbanizacion El Vivero Surco
Lima, Peru

> **Re: Cementos Pacasmayo S.A.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2024**
> **Filed April 29, 2025**
> **File No. 001-35401**

Dear Ely Hirahoka:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing